QT 5, INC.
                       5655 Lindero Canyon Road, Suite 120
                       Westlake Village, California 91362
                                 (818) 338-1510

                                January 16, 2004

Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

         Re:      Withdrawal of Post Effective Amendment No. 2 to
                  Registration Statement on Form S-8
                  SEC File No.: 333-104740
                  Filing Date: January 12, 2004
                  -----------------------------------------------

To: Division of Corporation Finance:

      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting QT 5, Inc. (the "Registrant") to withdraw the Post Effective Amendment No. 2 to Registration Statement on Form S-8, filed by the Registrant on January 12, 2004 (the "Registration Statement").

      No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the SEC that a new registration statement should be filed with the SEC. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal. If you have any questions, please do not hesitate to contact our securities counsel, Mr. Peter Hogan, Esq. at Richardson & Patel LLP, (310) 208-1182.


                                        Very truly yours,

                                        QT 5, INC.
                                        a Delaware Corporation


                                        /s/ Steve Reder
                                        ----------------------------------------
                                        By: Steve Reder
                                        Its: President

cc: Peter Hogan, Esq.